Filed by Tesla Motors, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: SolarCity Corporation

(Commission File No. 001-35758)

Date: June 22, 2016

The following is a transcript of a conference call and webcast hosted by Tesla Motors, Inc. on June 22, 2016.

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Operator:

Good day ladies and gentlemen. Welcome to the Tesla Motors conference call. As a reminder, this conference may be recorded. I would like to introduce your host for today’s conference, Mr. Jeff Evanson, investor relations Tesla Motors. Sir, you may begin.

Jeff Evanson (Tesla Motors, Inc.):

Thank you, Teria, and good morning everyone. Welcome to Tesla’s call to discuss the rationale for our offer to acquire SolarCity. I am joined today by Elon Musk, Tesla chairman and CEO; Todd Maron, Tesla General Counsel; JB Straubel, our CTO; and CFO Jason Wheeler. Yesterday we announced our offer to acquire SolarCity in filings with the SEC and through a blog post available at www.Tesla.com. During our call this morning we will discuss our -- some of our business outlook and make other forward-looking statements. These are based on our predictions and expectations as of today. Actual events or results could differ materially due to a risk -- a number of risks and uncertainties including those mentioned in our most recent Form 10-Q filed with the SEC. We’re going to start today’s call with some comments by Todd and then Elon followed by Q&A. So go ahead and press star one now to get into the queue to ask a question. And with that I will pass it over to you, Todd.

Todd Maron (Tesla Motors, Inc.):

Good morning, everyone. Thanks, Jeff. So I just wanted to briefly touch on some of the process points and why yesterday’s announcement might have looked somewhat different to people who normally see these kind of announcements. It’s actually somewhat of an easy explanation but it is somewhat of a unique situation. So usually I know that everyone is used to seeing an announcement when there’s actually a definitive agreement that’s reached and not just simply an offer, and obviously in our situation we are only announcing on offer. And then, as a result, you didn’t receive the same kind of information that you would receive when an agreement is reached such as the agreement itself and detailed financial information about the combined Company. The reason for that is that Elon is a 5% stockholder in SolarCity and he’s required by the securities laws to keep the market informed through a Schedule 13D filing about his plans with respect to those holdings. And because of Tesla’s decision to make an offer to SolarCity and Elon’s support for that decision it was appropriate to amend his Schedule 13D to update the market, even though no definitive agreement had yet been reached. It’s obviously our hope to engage in a due diligence process with SolarCity and ultimately reach that agreement. And all that information that you would customarily see at that time, including the agreement itself and detailed financial information about the combined companies, would be provided then. But the result of this is that it this is actually a more transparent process because you’re essentially seeing behind the curtains more than you would ordinarily see in a transaction because you are actually getting additional information upfront at the offer stage and getting an advance look at the strategic business rationale for the deal. So with that I will actually pass it over to Elon so that he can speak more about the strategic rationale for the deal and why we do think that combining the two companies makes sense here.

Elon Musk (Tesla Motors, Inc.):

Sure, I did touch on most of this yesterday but I think what this call is mostly going to be about is getting into maybe some of the detailed questions that people have. As I said yesterday there is kind of three parts to -- and as I said actually the Powerwall presentation last year, so just there’s quite a ways I think this is really quite an obviously correct move is that in order to solve the sustainable energy question we need a sustainable energy production, which is going to come primarily in the form of solar, overwhelmingly in the form of solar energy. Then if we combine that with stationary storage and electric vehicle and you have a complete solution to a sustainable energy future. Those are the three parts that are needed. And those are the three things that I think Tesla should be providing. And it just became increasingly obvious that as we are developing the Powerwall and new versions of the Powerwall, particularly as we integrate more of the inverter electronics and the intelligence in the Powerwall it really needs to take the solar panels and solar system into account we’re doing that. Otherwise you duplicate a lot of hardware, that doesn’t work together as well, it’s more expensive. The installation cost is substantially higher. You’ve got to put the solar Powerwall, the solar panels, if you’ve got an electric car you’ve got to install the wall connector and at home charging system. Those are potentially three visits or at least two visits. And then in terms of the sales process itself when we’re selling somebody the Powerwall very often if not almost always they are curious about solar and want to do the same thing. So then not being able to sell them solar directly at SolarCity, sorry, at Tesla through our stores is pretty inefficient. But as you look ahead to say Model 3, a $35,000 car, well, that same person at the same moment we could sell them roughly an equivalent amount value of solar panels and a Powerwall, effectively doubling or almost doubling the sale at that time, and then putting it all in at the same time. So I think the word synergy it is like almost sort of a dirty word, but I think these synergies are really just common sense. Like, obviously, it’s more efficient to do it as an integrated system at the sale and at the installation and in terms of just general maintenance and managing the customer relationship. And yes, I think that makes it kind of a pretty obvious thing to do, and it’s quite difficult to create an integrated product if you’re forced to be at an arm’s-

length and be two different companies. So if we give a special deal to SolarCity and SolarCity is not part of Tesla, then why are we doing that? So we can do that if SolarCity is part of Tesla. We can’t do it if SolarCity is a separate company. So it just makes things, the execution, I think, a lot easier and cleaner and more effective. So that’s why I said yesterday I think it’s really kind of a no-brainer. Like, if we didn’t do this it would make Tesla’s execution harder and worse. And I think the tide of history very strongly supports -- will be a sustainable energy future, primarily solar and virtually entirely electric vehicles and maybe things that temporarily interrupt that tide of history but in the long term it will overwhelm everything. And our goal is to accelerate the advent of that future as fast as possible and this helps us accelerate it. That’s the reasoning and yes. So yes and I think there have been some questions about like does this really increase our debt position or lever up the bank -- our balance sheet. It really doesn’t, I think (inaudible) will take a closer look at SolarCity. What really matters is the recourse debt. Obviously, the nonrecourse debt is not what matters. And the cash flow that is generating at SolarCity will generate -- it covers what’s required with the recourse debt. So they are headed to cash flow positive situation for the next three to six months at the outside. And that’s where the Company has been steering itself, reducing their growth rate to some degree to achieve that cash flow positive position. But they are very clearly on their way to getting there in short order. So actually we expect it to be a net cash generator, not a user of cash, particularly when taking into account the dramatic reduction in the cost of sales of solar systems sold through our store, so through our stores. The biggest factor in SolarCity’s increasing cost per watt in Q1 was their sales cost. So as soon as you -- quite a big increase in sales cost -- that will go radically in the other direction with sales through Tesla. And then I’d love to talk more about what’s going to happen on the power side. Obviously, that would be, I think, that would shed a lot of light on this deal and why I think it makes total sense and really is a no-brainer. But I can’t talk about material, nonpublic plans except to say that I’m very optimistic about those plans and that while, to date, SolarCity has not been significantly differentiated on the products side, Tesla solar panels themselves, they certainly will be in the fairly near future. And, actually, if you listen carefully to what SolarCity has been saying in its earnings calls and its announcements that learning should be also pretty clear like that Tesla is saying that there’s going to be significant product differentiation. There’s the Silevo acquisition which I think is the best technology out there for high-efficiency, low-cost solar panels and at the same time very significantly improving the aesthetics of the solar panels. I think there is quite a radical difference between having solar panels on your roof that actually make your house look better versus ones that do not. I think it’s going to be a night and day difference. And the Silevo development allows for that. So we can’t go into the details of those because making kind of future product announcements that are really exciting obviously affect future product sales and it’s -- the full extent of that is not yet public information. But I do believe it fits together very well with Tesla’s plans on the Powerwall and Powerpack side. Yes. So we can turn it over to questions at this point.

Jeff Evanson (Tesla Motors, Inc.):

All right. Thanks Elon. Teria, why don’t we go to the first question, please?

Brian Johnson (Barclays Capital):

Yes, thank you. I have about three questions. One for Elon, well, why don’t we start with the General Counsel and Jason. For Todd, you know you talked in the letter about two of the directors not voting. Can you give us a sense, because this will come out in the proxy eventually, of the discussions between the two companies? Is there actually a committee of independent directors? How independent do you consider the remaining directors? Do they have any personal ownership of SolarCity and the other things that are likely to relate to the board issues?

Todd Maron (Tesla Motors, Inc.):

So this is Todd. When, this is a little bit tracks back to what I was saying earlier about this stage of the process that we’re in, but when a deal is announced if that happens all this stuff will come out in terms of exactly what the process was at every point. The key points now are that Elon and Antonio since they are on both boards have recused themselves from the board process of voting on the transaction. And they’ve also committed to if there’s a deal that the disinterested shareholders would vote on that deal with the majority of those disinterested shares determining the outcome of the vote. But beyond that it’s really too early in the process to get into all the different details but rest assured that will all come out once there is actually a definitive agreement that’s reached. At this point, it’s probably more appropriate to just focus on the business rationale for why this deal makes sense.

Brian Johnson (Barclays Capital):

And just when you say recused from voting does that also mean recused from discussion and not present in the room when this was brought up?

Todd Maron (Tesla Motors, Inc.):

No, it was recused from voting.

Brian Johnson (Barclays Capital):

Okay. For Jason, given your talks earlier in the year about kind of focusing on cash and even stipulating perhaps that SolarCity could reach some sort of cash breakeven by fourth quarter, how does this change your view of the pro forma companies in terms of their cash usage and their need to potentially go back to the capital markets, either debt or equity, to finance the ongoing business?

Jason Wheeler (Tesla Motors, Inc.):

Yes, sure. On the Tesla side I’d just stick with the statements that we made on previous earnings calls. On the SolarCity side, as Todd has laid out, we’re just at the beginning of the process now. And the only information I’ve had access to is what’s publicly available. So I don’t have anything to say about the pro forma combined entity at this point. And we will start to look at it as we get into the full due diligence now.

Brian Johnson (Barclays Capital):

And I guess a due diligence question was probably scoped out before you did the deal. When you survey Tesla owners, what percent have solar already, what percent are in states where solar would make sense and sort of what are some of the basic merger synergies in terms of customer overlap and customer potential that you guys looked at?

Elon Musk (Tesla Motors, Inc.):

Well, I think the way to think about this is not to kind of look in the rearview mirror but to look through the windshield. Like only about 1% of US homes have solar, so you have a massive addressable market that’s unserved. And there’s at least 40 million to 60 million households that where solar -- where they could do solar if they wanted to. So if the economics were right and they like the aesthetics and it was easy to do, then they would do it. So the future market there is really gigantic And on the cash front we don’t expect SolarCity to have a material impact on future cash needs. We don’t think it’s going to make much of a difference really. We should see positive cash flow really by the end of the year.

Brian Johnson (Barclays Capital):

And just final, you talked to it a little bit yesterday, but how does this affect -- how do you make sure that your personal time between this and, of course, a rocket business given the M&A synergies that you’re trying to get given the service overlap, that’s kind of a whole separate line of processes and kind of grunt work on the ground from launching a new model car. How do you actually get both the integration of a sales and service system for solar and cars and batteries done at the same time you’ve got a, by your own admission, aggressive launch schedule for the Model 3?

Elon Musk (Tesla Motors, Inc.):

Well, I mean my intuition about this could be wrong, but from my standpoint this makes Tesla’s future execution easier, not harder. Because it’s just getting increasingly unwieldy to work with SolarCity on an arm’s-length basis. We really need to have an integrated product. The Powerwall and the Powerpack need to be designed together with the solar system, so it’s a one-piece thing. And we really can’t do that if we’re two separate companies. We’ve got to treat SolarCity like they’re any other company, which is extremely unwieldy. So from my standpoint this makes the execution easier, not harder. And I think SolarCity has got a great future independent of Tesla but, and obviously Tesla does, but being able to integrate things at the product level, at the consumer experience level, at the utility level, at the commercial level it actually makes it easier, not harder. That’s how we’re doing this. Why should companies exist at all, what’s the point of having companies? The point is that a given company is going to create a more compelling, greater service for the end customer. And so should the companies be two separate containers or one container? And if they are one container we can make a more compelling product and work together easier. So that’s the reason for it. So I think that speaks to the fundamental economic goodness of the transaction. And it would be harder if we remain two different companies.

Charlie Anderson (Dougherty & Company):

Good morning. Thanks for taking my questions. So I wondered if shareholders of Tesla will have a synergies number in mind when they vote and if you guys have any early look at what synergies could be. And are you expecting much in the way of cost and just thinking about the incremental cost of combining the products. What will that be? It sounds like some of the work has already been done to combine the products. But just any thoughts on that would be helpful.

Elon Musk (Tesla Motors, Inc.):

Sure. I mean we give estimates because obviously this is still the early stages. And I mean they are estimates based on kind of what stands to reason. But looking ahead, particularly to next year selling Model 3 I think kind of something on the order of a $35,000 car, if we’re selling Powerwalls and solar systems of comparable value and doing so in the same sales footprint with the same person the first-order approximation our cost of sales should drop in half as would SolarCity’s correspondingly. Maybe it’s not entirely in half, maybe it’s 30% to 40%. But it’s a pretty -- and I think a very substantial drop on the SolarCity side and also a drop, a material drop on Tesla’s side. You’re basically selling, let’s say, almost twice as much in a single transaction as you otherwise would. And then on the installation and setup side that’s one crew instead of and one visit instead of two to three visits. The ongoing maintenance is kind of one point of contact and not sort of two or three points of contact. And the cost of the system itself is lower because we’re not duplicating hardware, the hardware level. So I think that all makes a lot of sense. Yes, so the final costs for both companies would go down materially. And, yes, -- I think it’s -- one could argue about like is it sort of 20% reduction, 30% reduction, 40% reduction but it’s pretty significant and for sure better than if the companies were separate.

Charlie Anderson (Dougherty & Company):

Great, and then just another quick one from me. I wondered why now versus two years ago versus two years from now?

Elon Musk (Tesla Motors, Inc.):

The reason now is because we’ve got -- we are really ramping up Powerwall and Powerpack and we’re developing version 2 and then we have kind of our plans for version 3, version 4 and so forth. SolarCity also is preparing to come out with the solar panels as a consequence of the Silevo transaction a couple of years ago that significantly improved the efficiency and the aesthetics of the roof. And I think the aesthetics matter a lot. As you know, Tesla we’re super sensitive to aesthetics. And I think SolarCity is -- I think they are going to get there on their own but I think that journey will be accelerated as part of Tesla, as well. And it just sort of makes sense that if you had our solar system that made your house look better, lowered your cost of electricity and then gave you security with against a power outage with the Powerpack and allowed you to go potentially completely off grid then that’s kind of a no-brainer, like why wouldn’t you do that?

Charlie Anderson (Dougherty & Company):

Thanks so much.

Sachin Shah (Albert Fried & Company):

Hi, good morning. Congratulations on the offer. A couple of questions I think that people are kind of trying to digest. I think strategically Elon that you’ve made your points clear but I think the valuation is what the market is having issues with. There are some questions about SolarCity’s balance sheet and you mentioned about the debt. So how do you put that into context with the change ratio that you have offered kind of not jeopardizing the future of Tesla while you make this offer?

Elon Musk (Tesla Motors, Inc.):

Well, I think Tesla is getting pretty good, you know, at current share price. I mean Tesla doesn’t decide what their Company’s share price mortgage should be but probably the market does. So we’re just, obviously, keying off of what the public market price is, which is decided by people other than ourselves. And then there’s a, I think, quite a reasonable neither high nor low acquisition premium that is being put forward subject to further diligence. And I think it’s -- every element of it is very reasonable. Like there’s nothing that’s out of whack about the proposal, it’s sort of extremely normal to have an acquisition premium of that size. It certainly quite a bit lower than, for example, say LinkedIn, (inaudible) premium, here we’re talking about sort of lower 20%s to maybe 30% premium. So it’s more or less in line with the average acquisition premium for any given public market company. So it’s like extremely normal. And then just overall these, I think when people, when we’re down the road, not even far down the road next year, but particularly as you go further into the future these numbers are going to seem like very small numbers. I think as a combined automotive and power storage and power generation Company the potential is there for Tesla to be a $1 trillion Company, market cap Company. So if we play a major role in transitioning the world to a new form of energy generation and storage and transport it’s what kind of happens. So that’s I think one isn’t going to be worried about whether it’s a few hundred million dollars one way or the other here down the road. It’s not going to make a difference.

Sachin Shah (Albert Fried & Company):

Okay. I appreciate your candor about the $1 trillion market cap. I think that leads to the future value of SolarCity but I guess the near-term because you’re not voting your shares both on Tesla and on SolarCity from my understanding --

Elon Musk (Tesla Motors, Inc.):

That’s correct.

Sachin Shah (Albert Fried & Company):

How would you expect the near-term kind of shareholders or near-term focus shareholders to vote this -- vote in favor of this? I’m assuming it’s a simple majority. And so it’s kind of a chicken and egg thing where your future, your expectation of the future is probably correct strategically but near-term people are having more time to digest this, not enough time to digest this and kind of looking more near-term and that’s what the concern is getting to the finish line. So how do you see this getting to the finish line where you see shareholders on the SolarCity side being receptive to the exchange ratio, you reach your merger agreement and then further along Tesla shareholders being receptive to voting in favor of this? Because ultimately it’s these two or three ducks valuation of the exchange ratio and then understanding the future opportunity that will get this to the finish line on the shareholder side, shareholder vote?

Elon Musk (Tesla Motors, Inc.):

Yes, the exchange ratio, obviously there is some balance on the exchange ratio that if we exceed the bounds of reasonableness for any party obviously it wouldn’t happen. So except obviously the market cap of SolarCity is decided by the market. So that’s what it is, what investors think it is. And then the premium, you don’t get to acquire companies for zero premium. That’s just not how it works. And so some reasonable premium, obviously, is appropriate in a situation like this, as it always is. And we’re kind of right where premiums normally are and actually lower than some recent prominent premiums paid, like the LinkedIn one which I believe was on the order of 50%. So I think it’s a reasonable market cap with a reasonable premium. And one can maybe quibble around the edges a little bit, but I don’t think there’s anything like out of whack there. And at the end of the day this will definitely be up to you guys who own shares because like I said, I will recuse myself from the shareholder vote. It has to be a majority of non-me shareholders. And but like I said I’m doing this because I think it makes things better in the future, not worse, for everyone. And so far I’d really recommend voting in favor of this because I think anyone who doesn’t vote in favor of this is going to be voting against their best interest. But we will certainly abide by the shareholder vote. So if there is a great deal of unhappiness we want to move forward. But I just really want to emphasize that I have zero doubt about this, zero. Arguably we should have done it sooner, but I think doing it now is -- it gives us enough time to create a compelling, integrated product -- assuming it doesn’t take forever to close, gives us time to create a very compelling, integrated product and bring that to significant scale next year.

Sachin Shah (Albert Fried & Company):

Okay, so when you say you have no doubt, so you believe the special committee independent board when they do their due diligence and reverse due diligence on both companies that they’ll reach -- you’ll be able to reach agreement. That seems very likely --

Elon Musk (Tesla Motors, Inc.):

At the board level yes. Like the board opinion is unanimous for both companies. So, I mean, unless there’s something discovered that like that I have no idea about or just or that nobody on the board has any idea about, which is extremely unlikely, then the board would -- the independent board members would recommend in favor of completing a transaction somewhere in the price range that was mentioned, most likely. And then it would be up to the shareholder vote to say, excluding me, to say yes or no. And so that’s -- I think that’s about as fair as one could make it.

Sachin Shah (Albert Fried & Company):

Great, thank you very much. Congratulations again.

Elon Musk (Tesla Motors, Inc.):

Thanks. Yes, I mean, we hear things like hey, there’s some better way to do this, morally better way to do this or better way to do this from an execution standpoint let me know. And we’ve tried to do this in a way that as fair as possible and really going beyond what’s legally required and to make it not just legally correct but morally correct.

Colin Rusch (Oppenheimer & Co.):

Thanks so much. At what point are we going to get financial details here? Clearly there has been an awful lot of cross-pollination with the boards: the former CFO of SolarCity is on the Board of Tesla, JB is on the board of SolarCity. There’s been a lot of sharing. To have a price here without some sort of scope of return of capital I think would be an incredibly important for us. And so when are we going to get that information? And without you’re begging off the detailing on synergies but I think getting specific about return on capital for Tesla shareholders would be essential to getting this done. When are we going to get that information?

Elon Musk (Tesla Motors, Inc.):

Yes, I agree. I agree. As Todd was saying, we kind of have to do this in a bit of an unwieldy way because I’m the largest shareholder of both companies. If that wasn’t the case we could do a lot of this and kind of present you with like the full and final details of the proposed merger. But before -- since I’m the largest shareholder of both companies we have to tell you at the beginning of the process, not the end. So we will certainly have all that done for you. But the reason it’s not just all in a neat package is because this is sort of an odd case where we have to tell you at the start of the process before we have all the answers rather than at the end of the process. But we will definitely get all that information and I’m confident it will be extremely compelling.

Colin Rusch (Oppenheimer & Co.):

Okay, and then the second question is around Silevo. So there’s actually a lot going on in terms of manufacturing for solar at this point with Asian manufacturers reducing cost well in excess of what expectations have been. And certainly there’s folks that are getting around the import duties. Even with the potential savings on installation cost with the extra efficiency at Silevo it looks like there isn’t going to be that much of a cost advantage just from a raw cost perspective when you look at a price point for solar panels coming into the US that SolarCity would buy. Can you talk a little bit about, you’re begging off some of the product details here, but what you’re expecting to be able to bring to that engineering process to improve that cost trajectory? Because by the time you get that Silevo factory up and running there’s going to be, I think, at least a $0.15 cost disadvantage for their target cost at this point. And I think there’s something that needs to get done there to make that a compelling offering.

Elon Musk (Tesla Motors, Inc.):

Sure. So at Tesla we’re putting a lot of effort into becoming the world’s best manufacturer and I really mean that. That’s like I’m highly confident we will be the world’s best manufacturer. And I said we will build the world’s best car, we did that. At SpaceX, I said we will build the world’s best rocket, we did that. We’re going to be the world’s best manufacturer not by a small margin but by a margin that people don’t even think is possible. I believe in taking a first principles, physics-based approach to analysis and my analysis of the situation is that dramatic improvements are possible on the automotive side and on the photovoltaic side. An important advantage of the Silevo technology is that it has significantly higher efficiency than the very low-cost Chinese panels. So on the same surface area of roof, you can get as much as a third more power. And then aesthetically speaking the Silevo panels look better, they look a lot better. And if it’s done right we can make your roof look better with solar panels than without. This is a night and day difference. And if you’ve got, let’s say somebody’s got a $400,000 house, if you make the roof look ugly then arguably you’ve made that house worth 5% less or some nonzero percent less valuable. On the other hand, if you make the roof look beautiful you’ve made the house more valuable. And maybe that’s plus 5% or some nonzero plus percent in the value of the house. If it is something on the order of 5% then the value delta there is, call it $40,000 or maybe it’s only like 2% or 3%. And it’s $20,000, it’s like there’s -- you have quite a big value delta. So being able to have higher power that looks great and I think it cost better, at least as good if not better than what’s coming from anywhere else in the world, that’s obviously a winning outcome. And that’s the outcome that we will pursue and I think we will, I’m confident we will get there.

Colin Rusch (Oppenheimer & Co.):

Okay. I will follow up on that. I think my question was more around the process technology at Silevo than the ultimate --

Elon Musk (Tesla Motors, Inc.):

Do you mean the fundamentals of the --

Colin Rusch (Oppenheimer & Co.):

Yes, the fundamentals of the process technology and where you’re going to get the cost out. I think there are a variety of detailed questions I can come back with you with. But my follow-up question on that is just fundamentally SolarCity is a specialty construction and specialty finance entity at its heart. And so once you look at Tesla being a value-added manufacturer of a variety of products and a technology company moving into what we see is a fundamentally different business, where are you seeing the synergies come back to Tesla other than the sales side? Is there something to do on the specialty finance expertise that you would be bringing in-house? And the actual boots on the ground, the footprint of SolarCity is incredibly important to actually closing sales and delivering things versus a footprint of Tesla’s customer base which is very different than the concentrated footprint at SolarCity. How are you seeing the value come back to Tesla other than just in the cost of customer acquisition?

Elon Musk (Tesla Motors, Inc.):

Yes, I mean I think the biggest asset that we’d be acquiring is -- are the installers, the installation team of SolarCity. And a lot of people trained in doing the permitting and the paperwork and all the complexities that exist and municipalities throughout the country and understanding how to deal with 37 different roof types and having efficient logistics infrastructure for doing the installations. And then, I mean I think there’s some strength in the SolarCity sales side that we can take advantage of. And, yes, so but I really don’t -- I do want to emphasize I think the Silevo technology is going to make quite a big difference. And I don’t see any kind of fundamental cost issues that prevented from being at or lower cost per watt than any other panel in the world.

Colin Rusch (Oppenheimer & Co.):

Okay, thanks a lot.

Elon Musk (Tesla Motors, Inc.):

I’ve spent time in the SolarCity Silevo power plant in the Bay Area and so I’m familiar with this. And my observation is there are dramatic improvements. There’s not some physical thing that’s preventing it from being super competitive, it’s actually a relatively straightforward manufacturing process.

Colin Rusch (Oppenheimer & Co.):

Okay, thanks a lot.

Jeff Evanson (Tesla Motors, Inc.):

Elon and Todd, it’s Jeff. I’ve had a number of people emailing in questions about process here, possible timeline. Todd or Elon, if you want to speak to a recap of who needs to vote, who’s recused and how and when diligence disclosure and the shareholder votes might happen. That might be helpful.

Todd Maron (Tesla Motors, Inc.):

Sure. I can take that if you want. So on the Tesla side, the Board has approved going forward with the offer, which is why we made the announcement that an offer was made. Elon and Antonio, being Directors on both Boards, recused themselves from the vote on that. We’re now in a stage where we have delivered the offer to SolarCity. SolarCity will set up their Board process on their end and decide how to do this so that it’s done, as Elon said, not only legally, but morally correctly, I’m sure and then we will move into a diligence phase very quickly. Hopefully, diligence can take place promptly, so in the next two, three weeks and we can get to a place where everything makes sense, that there’s a signed merger agreement. And at that point, everyone would receive the merger agreement, as well as the typical disclosures that would be provided at that time, combined financials, proxy statements and everything and we’d move to a shareholder vote. We’re now getting a little bit further out, so it’s harder to predict with certainty, but the hope would be that there would be a shareholder vote on each side in the next few months.

Joseph Spak (RBC Capital Markets):

Thanks. So I guess I just wanted to get your sense on how much of a play you think the SolarCity bet is on lower storage costs, meaning we’ve seen some proposed changes to net metering laws and if that continues, or there’s more of that, how long does the business model work? Like do you need to see the following storage costs for it to work and is your confidence in that the reason to go forward with the deal?

Elon Musk (Tesla Motors, Inc.):

Yes. The storage costs are going to drop pretty dramatically with each passing year and I think with the exclusion of certain situations like Nevada, maybe Arizona, which we’re working to mitigate, it’ll be ahead of the net metering situation. Like in New York, a regional deal has been arranged and basically this gets ahead of the net metering situation in call it roughly the two to three-year timeframe. So it’s certainly important for long term and although some utilities will exaggerate the impact of solar on the grid, ultimately, the impact of solar on the grid beyond a certain localized percentage does have an impact and you do need to buffer the power. So they have a valid argument; it’s just exaggerated. So it’s obviously very important for the long term and, yes, it’s going to work together well. This is what the world needs. This is the ultimate solution for -- it is what we’re talking about here. Solar power, stationary storage, electric cars. This is the solution. And we’re going to try to make that happen as fast as possible and the fundamental good of SolarCity and Tesla will be measured by the degree to which we accelerate that transition. So we’re going to try to make it happen as fast as possible and I think we will have a meaningful impact on that timeframe.

Joseph Spak (RBC Capital Markets):

And then maybe just two real quick ones. If the deal is consummated, have you given any thought or plan to provide segmented balance sheet or cash flow just to provide a little bit more transparency on each line? And then on a technical point -- so you will do that?

Elon Musk (Tesla Motors, Inc.):

Yes, I do think it’s valuable to have transparency, so we will want to show that transparency as much as we can. Of course, in some cases, it’s going to be like where exactly should the cost be allocated, but it won’t be great if it’s like a black box that people can’t figure out and then have to parse out what pieces are what. So we don’t want to have an information discount to the start because people aren’t certain, so I think that having clear information gives people a better understanding of the value of the Company, the various pieces. It will inevitably lead some people to reach conclusions they maybe shouldn’t reach or they are premature, but I do believe in transparency.

Joseph Spak (RBC Capital Markets):

And then from a technical standpoint, you talk about some greater seamlessness between the entities. Would you also consider allowing vehicle-to-grid support?

Elon Musk (Tesla Motors, Inc.):

We’ve debated this since the early days of the Roadster. The early proto-Roadsters that we had were vehicle-to-grid, but you do get a lot of complications with that if you back flow power through the car into the wall. Like when is the car allowed to do that, when is it not and then how much do you allow the car battery to be drawn down and then people, I think, were pretty upset if the lights are on in the house, but they can’t drive their car because all the power in the house shuts down. So I think the right solution is to decouple it into vehicle, stationary, battery and solar. And then obviously probably some need to supplement that power at the grid level by having utility scale, solar battery installations because you don’t always have enough service area on a house or certainly for an apartment building, you don’t have the service area, so you’ve got to ground mount the utility scale, solar battery system and feedback to the grid. But if anyone that has seen my power presentation, it’s remarkable how little land you need to power the entire United States. It’s crazy. Like a little corner of Texas or Utah, that’s all the United States’ power. And then there’s like one pixel inside that box that I showed, which is the box of how much land area you need to power the United States with like a little box, like it fits into the little Texas Panhandle, or corner of Utah. Inside that box is one pixel. That’s the surface area of the battery packs needed to support the entire United States, one pixel. So we’re going to try to grow that as fast as we can and not just the US, but throughout the world.

Joseph Spak (RBC Capital Markets):

Thanks.

Jeff Evanson (Tesla Motors, Inc.):

And that video, by the way, is available on our website of Elon’s presentation on the Tesla energy products. Elon, we are at the half hour mark here. We have nine more questioners in queue, so I will defer to you as to determine how long you want to go, but (multiple speakers).

Elon Musk (Tesla Motors, Inc.):

Let’s try to answer everyone’s questions and like I said, I really would encourage people to think about the long term -- where is this all headed and I think if you think about like the long term, there’s really no question about the convergence of Tesla and SolarCity. It’s really just a question of what timing is appropriate for that convergence. It’s basically SolarCity’s product roadmap and Tesla’s product roadmap, which obviously is very significant (inaudible) information, so I wish I could tell you about, but I can’t. The timing is, if anything, we maybe should have done this sooner. But I certainly don’t think we’re doing it too early. And then what’s the long-term picture? Long-term picture is a world with sustainable power generation, with stationary storage to buffer that power and then electric cars. And Tesla is going to be the leader in all three. So if you believe that that’s the future we’re headed towards, which everything points to that being true, and really like gasoline cars, we are going to have to look back on gasoline cars like we look back on steam engines. It was like a phase. It was a bit weird. And we’re going to look back on fossil fuel power generation the same way. It was a weird phase. Now we want to get out of that weird phase as soon as we can, and this is all by accelerating us getting out of this idiosyncratic moment in history where we’re digging up Cambrian-level fossils and burning them. I think you will be telling your grandchildren, yes, you won’t believe what we used to do. We used to take up liquidized remains of dinosaurs and old plants and put them in cars and burn them to move. And did the same thing with the power plants and the like. That sounds crazy. That’s what it’s going to be in the future, obviously. So, yes, we’re trying to have the non-weird future get here as fast as possible.

Jeff Evanson (Tesla Motors, Inc.):

Let’s go to the next question, please.

Ben Kallo (Robert W. Baird):

It’s actually Ben Kallo from Baird. Elon, I was just wondering, I understand working together and being cumbersome by separate entities, but could you just talk us through what the difference is of actually owning SolarCity versus maybe doing some kind of JV or some other kind of entity like that to help you guys work through some issues?

Elon Musk (Tesla Motors, Inc.):

Yes, the problem is I think we hit the -- we don’t have a good basis for doing some special deal with SolarCity because that’s effectively a conflict of interest. Ironically, a conflict of interest goes away if we’re one company, but it doesn’t go away if we’re two separate companies. So like I said, it’s not very good rationale for just offering a special deal and only working with one company that I also happen to own. I don’t think we have a good moral or legal basis for behaving a special way to SolarCity unless it’s actually one company.

Ben Kallo (Robert W. Baird):

Got it. And then one more, if I can. Could you just rank some of the things that you talked about in the order you look at as far as revenue synergies from cross-selling, the technical synergies of being able to work with on both the panel side, as well as the battery side and then maybe a third one, bucket, being cost synergies and then if I forgot any out there, maybe list those as well in kind of the order that you’re thinking of them. Thanks.

Elon Musk (Tesla Motors, Inc.):

Yes, I think we’ll have a more definitive answer for you once this process wraps up. So you have to regard what I’m saying here as anecdotal. But it’s kind of the way I think about it from a gut standpoint is like, first and foremost, do we offer -- what allows us to offer the most compelling product to consumers and businesses and a seamlessly integrated product that all just works together, that’s better. Like you don’t want to have to have a heterogeneous systems integration problem. That’s just basically where the interfaces break down and then people are pointing fingers like this didn’t work; now, your thing didn’t work. If it’s just one integrated system, there is no finger-pointing, you can iron out all the bugs and it just works. And you’re not wondering should I blame the solar company or the battery company or the who knows. It’s just like a pain, a pain in the butt to try to figure that out if you’re the end customer. And I think we can guide the integrated product to just be right, to be better. So that’s kind of -- from that standpoint more than anything else and then in addition, there’s obvious cost savings to be had if in the same store we can sell twice as much dollar volume. Well, it’s the same store, not selling twice as much stuff. And with the inflation crew, if they are now able to knock out three things in a single visit rather than schedule two or three separate visits, that’s also way better. How much better is it? It’s definitely some percentage better that’s material, which is kind of the threshold for making a decision. It’s obviously going to be a lot better. If you just cut the business down from 2 or 3 to 1, you’ve probably cut your transport labor and logistics cost maybe in half, something like that. And if you have a seamless integrated product, you have less servicing costs and things are going to break down less. It’s just the thing you’d want to buy if you were the end customer. Why would you want to buy anything else?

Brian Brinkman (JPMorgan):

This is (inaudible) on behalf of Brian. Just a quick one from us. Have you had conversations about this offer already with the largest disinterested shareholders of Tesla, and what’s your sense in terms of do they see the same value in combining the two businesses as you do? And what’s your sense about how they vote on this?

Elon Musk (Tesla Motors, Inc.):

We wanted to make sure everyone heard about it at the same time, so we’ve not discussed it with anyone because we wanted investors (inaudible) [at large] to hear about it at the same time. Separate and apart from that, over the years, has this idea been bandied about with our larger shareholders, institutional shareholders? Yes, there have been discussions and I think some of them see it as a natural thing to do. But it is interesting to look at the feedback that I’ve received since we made the announcement yesterday. Anyone who is product-focused sent me a congratulatory note and like why didn’t you do it sooner sort of message. And then people that are sort of more finance-focused, they were a lot more worried about it. In the long run, the value of a company is defined by the value of its products and services. That’s real important to bear in mind. It’s why companies exist. They shouldn’t exist otherwise. And the value of the Company will follow the value of the products. A company that starts making lousy products is pretty soon going to have a lousy valuation, and a product company that makes great products is pretty soon going to have a great valuation because that’s how the system is set up and that’s how it should be set up.

Brian Brinkman (JPMorgan):

Great. Thank you.

Patrick Archambault (Goldman Sachs):

Great. Thanks a lot for taking my question. So look, I think a lot has been laid out about the strategic vision for this longer term, but I wanted to piggyback on one of the earlier questions and just get a sense of the possible financial sense it makes in the shorter term. And correct me if I’m wrong, I don’t cover SolarCity, but my understanding is the storage plus solar piece of that business is actually quite small. You’ve had places like the Rocky Mountain Institute put out fairly detailed studies on combining solar plus storage. That suggests the levelized cost of energy won’t be lower than the current available price for maybe call it 5 to 10 years, but you guys sound very confident that this makes sense sooner. So I just wanted to get your view on that.

Elon Musk (Tesla Motors, Inc.):

Yes, definitely. I think the important thing to bear in mind is it’s a big world out there and there are places where the cost of energy is much higher than other places. Like for example, in Hawaii, energy costs are very high because they have to ship in all of the fuel for their power plants, so it’s very expensive and the economics of solar plus battery make overwhelming sense for a place like Hawaii and a lot of actually island nations out there, and really anyplace that has got expensive energy costs, or even moderately expensive energy costs. And it’s going to make sense for many parts of Europe, many parts of the United States. And then, over time, it’s going to make sense for everywhere. Everywhere is going to be solar battery. There will be some wind, of course, some geothermal, hydro and there’ll be some longtail before the final coal plant finally stops operating, the final natural gas plant stops operating. Those might last -- there will be some longtail because it’s going to look like an S-curve as is typical for new technology adoption, so it’s like in the beginning of the S-curve people tend to underpredict what’s going to happen and then it goes to an exponential growth phase then and approximately linear growth phase. Usually people overpredict what’s going to happen in the steep linear portion of the growth phase and then it goes back into a logarithmic, so to complete the S-shape. That’s what happened with the Internet, for example, cell phones. Same thing will happen here, yes.

Patrick Archambault (Goldman Sachs):

And I guess within the United States, do you think five years is a reasonable timeframe for the economics to start to work?

Elon Musk (Tesla Motors, Inc.):

Yes, absolutely. Less than that. It just needs to be on a scale that allows our factory to operate at maximum capacity. So we think the factory is going to be operating at maximum capacity as far into the future as we can see. This is all about production. My meetings yesterday were all about, guys, we need to figure out how to ramp up our production of cells, batteries, obviously cars, faster and addressing every limiting factor that we can. And I mentioned this whole thing about manufacturing, a machine that builds the machine. Order of magnitude improvements are what I think can be achieved. Won’t get there right away, but by version 3 of the machine that builds a machine, order of magnitude. That’s compared to car manufacturing, you look at that and it’ll seem like an alien dreadnaught, like (inaudible) what the hell is that. And (inaudible) people don’t realize just how much improvement potential is possible. And this is thick. We’re talking high school level physics necessary to figure this out. It’s not like mega-complicated. Just go to a factory and say do a volumetric density calculation. Say what percentage of volume of the inside of this building is doing useful stuff versus (inaudible) or not doing useful stuff. You’ll be shocked at how tiny that percentage is, like low single digits. Then what is the velocity, what is the exit velocity of the product? How fast are things moving out the exit? What’s the mass flow or mdot of the factory? It’s like really low. Like the fastest car plants in the world, the car exit velocity is basically grandma with a walker. It’s real slow, point 2 meters per second. That’s really, really slow. So we could do way better than that. Like the fastest person can run 10 meters per second, faster than 10 meters per second, so why is car exit velocity only 0.2 meters per second? That’s ridiculous. And then why is the volumetric efficiency of a car factory in the -- usually it’s in the mid to low single digits. That’s very low. Why shouldn’t it be at least volumetric density of 30% or 40%? 30% seems very, very achievable. Nobody would design a chip that had volumetric efficiency of 2%. Would look ridiculous and yet they design factories that way.

Patrick Archambault (Goldman Sachs):

Are these efficiencies that you are looking to put in place for your next Tesla plant, or are these things we can see in Fremont at some stage in the near future?

Elon Musk (Tesla Motors, Inc.):

You’ll see things moving that direction. With Model 3, I think we’re -- if we’re aspiring to get to version 0.5 of alien dreadnought level of where -- alien dreadnought level is like version 3. So you’ll certainly see that directionally. Where it’s most obvious is in the cell production. So our engineering teams work very closely with Panasonic to make dramatic improvements to the cell manufacturing efficiency and we think they are probably approaching 3X the efficiency of the best plant in the world, so that’s pretty good. There’s still a lot of room for improvement. Cells are going through that thing like bullets from a machine gun. In fact, the exit rate of cells will be faster than bullets from a machine gun.

Patrick Archambault (Goldman Sachs):

Well, we look forward to the next time you take us around.

Elon Musk (Tesla Motors, Inc.):

Yes. Come to the Gigafactory party; it’ll be an eye-opener.

Colin Langan (UBS):

Oh, great. Thanks for taking my question. A lot of analysts that cover SolarCity are highlighting major liquidity concerns at the Company. You sounded pretty confident that that was going to turn cash flow positive. What do you think they are seeing differently and are you concerned at all that the cash burn may increase after the deal?

Elon Musk (Tesla Motors, Inc.):

I think once the deal is done, the cash burn is likely to reduce because of reduced cost of sales and just general operational efficiencies, like there’s a lot of things that’s duplicated, that are duplicated, so we’d expect costs to decrease and to increase the positive cash flow from the SolarCity acquisition. Yes, might take like a few months for those to come into effect, but they are pretty short order. Let’s say six months after the acquisition is complete, I would expect those efficiencies to be there and be significant.

Colin Langan (UBS):

That’s my second question. So in terms of the time horizon, in terms of delivering on goals and promises, particularly around this acquisition, you actually think the synergies could be achieved within six months of post-closing, it would be that quick?

Elon Musk (Tesla Motors, Inc.):

Yes, I think from the point which the deal is done, yes. It should be meaningful and noticeable, but the second full quarter after the acquisition is completed. I’m highly confident that that will be the case, yes.

Colin Langan (UBS):

Okay. Thank you for taking my questions.

Patrick Jobin (Credit Suisse):

Thanks for taking the questions here. I guess a question for Elon or Todd. Why not pursue a less capital-intensive model at least in the near term and proceed with more of a marketing or sales relationship between the entities I guess for the cross-sell opportunity and installation efficiencies of the integrated systems? It seems like, I think you used the term special deals. But those seem to be the norm between entities if they are beneficial for both. I guess are there any legal impediments to having approached some of these synergies in that fashion?

Elon Musk (Tesla Motors, Inc.):

I think we would certainly face them if we did that. Yes, I still think -- I think morally and legally we would find it very difficult to defend a unique relationship that just favored SolarCity if we’re separate companies. If we’re one company then obviously that’s fine, but separate companies, we can’t do that. So --.

Patrick Jobin (Credit Suisse):

Okay. My second question, everyone is focused on capital and cash flow here. I guess, Elon, from your perspective, would Tesla be receptive, or would there be any plans to provide capital to SolarCity in the interim during the pending acquisition? Obviously, I’m thinking about it more from the SolarCity side, but given what we saw with Vivint and SunEdison, the pending acquisition disrupted some access to the capital markets. In the interim, I’m just trying to understand SolarCity’s near-term path and what you’d be willing to do from a Tesla standpoint. Thank you.

Elon Musk (Tesla Motors, Inc.):

Since SolarCity is constrained in the short term from just going out and raising equity itself, Tesla would provide a bridge loan, if needed. I actually don’t think it’s going to be needed, to be clear, because that’s something that’s only fair and appropriate to do. So we will be there if needed, but I don’t think will be needed.

Patrick Jobin (Credit Suisse):

Okay, thank you.

Jeff Evanson (Tesla Motors, Inc.):

We have three other callers with questions, so let’s try to wrap them up quick. So if everybody can be brief, that would be great. We’re coming up on 90 minutes here.

Dana Hall (Bloomberg News):

Could you talk a little bit about how you envision this impacting Tesla’s retail footprint going forward, and if the Tesla stores are now selling solar panels and power walls, is this an effective end run around your dealership battles?

Elon Musk (Tesla Motors, Inc.):

That’s an interesting question. Yes, we’re not limited in stores in terms of selling solar and stationary storage. We could do that and then potentially offer to just have the car there in a gallery format, something like that. So it does open up additional options on the retail front, actually, now that you mention it.

Dana Hall (Bloomberg News):

I’m just wondering whether a car dealer association can say that it’s a dealership if it’s selling more than cars, if it’s also selling solar panels and power walls and if it’s going to change the look of the stores significantly enough that that helps you guys out with that?

Elon Musk (Tesla Motors, Inc.):

I think we’ll still be prevented from actually including a car transaction, even if it’s part of a broader store. But usually there is not a limit on having galleries where you simply display the car and have information about it. And we could look to conclude transactions for solar and batteries. Yes, so something like that, it does open up additional possibilities now that you mention it.

Sachin Shah (Albert Fried & Company):

I just had a follow-up. So you mentioned the positives of rolling up SolarCity and I think somebody earlier mentioned in so many words that the analysts have been saying that this is a bailout of SolarCity. Can you just mention, if shareholders don’t vote for this, what happens? You mentioned that SolarCity in the next 3 to 6 months should be a net cash generator, so it’s not as bleak as some of these analysts have been saying. SolarCity would be in a position if they don’t vote for the potential transaction with Tesla. And then, secondly, what does this deal mean for your Gigafactory? Does it have any change? Timeline has changed because you are going to have more capacity or not? Thank you.

Elon Musk (Tesla Motors, Inc.):

Sure. I don’t know where this bailout comes from because Tesla is not the one deciding what the market value of SolarCity is. The stock market is. So SolarCity could certainly raise capital equity on its current valuation and I think without any problem. So SolarCity is headed to I think a very healthy place from a cash flow standpoint in short order, so next sort of 3 to 5 months getting to cash flow positive. So if a company is around the corner from being cash flow positive and has the ability to raise equity capital on its own, I don’t see how an acquisition is in any way a bailout. That’s obviously a false description. And then the Gigafactory proceeds [in a penalty] of SolarCity except that obviously we’ve geared the product -- the storage product will be geared towards a SolarCity-type system. And this wouldn’t be something that would be explicitly exclusionary to other solar companies, by the way, it would just be that other solar companies would have to match the SolarCity product in order to use that battery product most effectively. So it’s not about trying to shut out other solar companies, it’s just about being able to guide the product to where it needs to go and then we’ll do the right thing with other solar companies if they are also guiding their products to match. So we’re not going to basically be a jerk to other solar companies. This is really about being laser-focused on having the most compelling consumer solution. That’s, I think, the right thing to do.

Sachin Shah (Albert Fried & Company):

Okay. Thank you very much. Congratulations again.

Brian Lee (Goldman Sachs)

This is actually Brian Lee on for Hank. I have just three housekeeping questions, more along the deal itself, and in the interest of time, I’ll just run through these quickly. First is, given SolarCity’s relationships with various lenders and tax equity fund structures, I was hoping you could talk to any visibility into potential change in control provisions and/or exposure to clawback provisions on solar tax credits that might exist. Second question would be, as part of the due diligence, will the Board consider other alternatives to SolarCity? And then third one, then I will pass it on, is are there any collars or caps on the stock exchange ratio being proposed, and if not, what’s the rationale for that? Thanks.

Elon Musk (Tesla Motors, Inc.):

This is kind of the beginning of the analysis, not the end. And normally, we’d be a lot closer to the end because I’m the largest shareholder in both companies. It’s something we have to talk about at the beginning where we don’t have all the answers, but then we will compile those and present those to shareholders for their decision in the months to come. So obviously part of that diligence process we’ll be talking to the lenders, making sure they are comfortable. I think it’s a good idea. Pretty sure they will, but we’re going to talk to them. And, yes, and then in terms of other companies, we did consider that as part of the initial diligence process, but we think SolarCity is the best company out there and it’s the leader in the field. It has the Silevo technology. The product direction we believe is correct in terms of making rapid progress towards a highly differentiated product. And there’s just no other company out there that’s like that, at all.

Trip Chowdhry (Global Equities Research):

I have a quick question for Elon. I was just wondering, how does this acquisition play out with the opportunities that Tesla may find in micro-grids and grid space?

Elon Musk (Tesla Motors, Inc.):

Yes, I think it’s always good to productize things. It’s like you can click here and buy your micro-grid versus like having a tailored situation all over the place. If you can productize it, it can just happen real fast, and so I think productizing the micro-grid, so it’s click here and you get a micro-grid. It just works. I think that’s a good way to go. I think consumers, obviously, appreciate things that are easy, simple, fast, but actually corporate customers, utilities, they appreciate that too because they don’t want to have to go through a big laborious process that’s a pain in the butt for them. It blows their mind when they can just click a button and then we sold their thing and it works. Just because a product is great doesn’t mean the whole process needs to be complex. Bigness and complexity are not the same thing, so I think some of our utility customers have been quite pleasantly surprised by just how easy it is to implement, and it’s going to get a lot easier in the future.

Jeff Evanson (Tesla Motors, Inc.):

All right, I think that’s the end of the questions. Thank you, Todd and Elon and the rest of the team. Thank you, Teria and thank you, investors, for all the interest. If you have any closing remarks, Elon, otherwise we can end it there?

Elon Musk (Tesla Motors, Inc.):

No, I think those are a lot of great questions, and then obviously we’ll have a lot more information as the diligence process concludes, hopefully in the reasonably near future. But I think it’s easy to get mired in the details, but I think the right thing is to look up and to the future and say where is this headed; what are the macro trends; does this action match where the tides of history are going. And that’s really what’s going to make the difference in the long term. So I’d just encourage people to think in that way.

Jeff Evanson (Tesla Motors, Inc.):

All right. Thank you, everybody. Have a great day.

Operator:

Ladies and gentlemen, thank you for your participation on today’s conference. This concludes your program. You may now disconnect. Everyone, have a great day.

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FORWARD-LOOKING STATEMENTS; ADDITIONAL INFORMATION

Certain statements in this transcript related to Tesla’s offer to acquire SolarCity, including the combined company’s future performance, results, and plans, are “forward-looking statements” that are subject to risks and uncertainties, are based on management’s current expectations, and as a result of the following risks and uncertainties, among others, actual results and events may differ materially: the consummation of the proposed transaction; the successful integration of Tesla and SolarCity and the ability to realize synergies and other benefits; the availability of funds to meet debt obligations and to fund operations and necessary capital expenditures; and the risks and uncertainties detailed by SolarCity in its filings with the SEC. More information on potential factors that could affect our financial results is included from time to time in our SEC filings and reports. Tesla disclaims any obligation to update information contained in these forward-looking statements.

This transcript is not an offer nor a solicitation of an offer to purchase, sell or exchange securities or a solicitation of a proxy from any stockholder. Subject to future developments, additional documents regarding the proposed transaction may be filed with the SEC, which investors should read carefully if and when they become available because they contain important information. Investors may obtain a free copy of the documents filed by Tesla, when they are available, from the SEC’s website at www.sec.gov. Tesla, its directors and certain of its executive officers may be deemed to be participants in a solicitation of proxies for the proposed transaction. Information about the directors and executive officers of Tesla is set forth in its proxy statement for the 2016 annual meeting of stockholders, as filed with the SEC, and will be included in the relevant documents regarding the proposed transaction filed with the SEC.